Exhibit 99.11

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, DC 20429

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 27, 2017

(Exact name of registrant as specified in its charter)

Florida	57934	20-4486142
(State of Incorporation)	(FDIC Certificate Number)	(IRS Employer Identification No.)

400 North Federal Highway, Pompano Beach, Florida		33062
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (954) 315-5500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of Stonegate under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into Material Definitive Agreement

On March 27, 2017, Stonegate Bank, a Florida-chartered commercial bank (“Stonegate”) entered into an Agreement and Plan of Merger (the “Agreement”) with Home BancShares, Inc. (“Home”) and its wholly-owned bank subsidiary, Centennial Bank, an Arkansas state bank (“Centennial”), under which Home and Centennial will acquire Stonegate. The Agreement provides that Stonegate will merge with and into Centennial (the “Merger”).

Under the terms of the Agreement, shareholders of Stonegate will receive, in the aggregate, proceeds from the transaction of approximately $749.8 million, consisting of $50.0 million in cash and $699.8 million of Home common stock. In addition, the holders of outstanding stock options of Stonegate will receive approximately $28.6 million in cash in connection with the cancellation of their options immediately before the Merger, for a total transaction value of approximately $778.4 million. The number of shares of Home common stock to be issued to Stonegate shareholders will be determined based on the volume-weighted average closing price per share of Home common stock for the 20 consecutive trading days ending on the third trading day prior to the closing date (the “Average Closing Price”). In addition, if the Average Closing Price of Home common stock as of the closing date is equal to $35.19 or greater or $22.52 or less, then the Average Closing Price will be fixed at $35.19 or $22.52, respectively (subject in each case to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction).

The Merger is expected to close late in the fourth quarter of 2017, and is subject to the approval of the shareholders of Home and Stonegate, regulatory approvals, and other customary conditions set forth in the Agreement. The Agreement provides certain termination rights for both Home and Stonegate, including a right for either party to terminate the Agreement in the event that the volume-weighted average closing price per share of Home’s common stock for 20 consecutive trading days between June 30, 2017 and the trading day three business days before the closing date of the Merger is below $21.11. In addition, a termination fee of $36 million will be payable by Stonegate upon termination of the Agreement under certain, limited circumstances.

Upon completion of the Merger, excluding purchase accounting adjustments, the combined company will have approximately $13.5 billion in total assets, $10.0 billion in total deposits, $10.3 billion in total loans and 176 branches in Arkansas, Florida, Alabama and New York City.

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

Cautionary Statement

The Agreement, which has been included to provide investors with information regarding its terms, contains representations and warranties of each of the parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties delivered in connection with the execution of the Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, or for any other purpose, at the time they were made or otherwise.

Additional Information about the Acquisition and Where to Find It

In connection with the acquisition of Stonegate, Home intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Home common stock to be issued to shareholders of Stonegate in connection with the transaction. The Registration Statement will include a Joint Proxy Statement of Home and Stonegate and a Prospectus of Home, as well as other relevant materials regarding the proposed merger transaction involving Home and Stonegate. INVESTORS AND SECURITY HOLDERS OF HOME AND STONEGATE ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors andsecurity holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Home at Home’s website at http://www.homebancshares.com, Investor Relations, or by contacting Jennifer Floyd, by telephone at (501) 339-2929.

Home and Stonegate and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Home and Stonegate in connection with the merger transaction. Information about the directors and executive officers of Home and their ownership of Home common stock is set forth in the proxy statement for Home’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 1, 2017. Information about the directors and executive officers of Stonegate and their ownership of Stonegate common stock will be set forth in the Joint Proxy Statement/Prospectus to be included in the Registration Statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger transaction. Free copies of this document may be obtained as described in the preceding paragraph when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements which include, but are not limited to, statements about the benefits of the business combination transaction involving Home and Stonegate, including the combined company’s future financial and operating results, plans, objectives, expectations, goals and outlook for the future.

Statements in this Form 8-K that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this Form 8-K. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors could cause actual results to differ materially from those contemplated by the forward-looking statements, including, but not limited to, (i) the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Home’s stock price before closing, (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Home and Stonegate operate; (iv) the ability to promptly and effectively integrate the businesses of Home and Stonegate; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; and (vi) diversion of management time on acquisition-related issues. Additional information on factors that might affect Home’s financial results is included in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 28, 2017. Additional information on factors that might affect Stonegate’s financial results is included in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the FDIC on March 16, 2017.

Item 7.01	Regulation FD Disclosure

On March 27, 2017, Stonegate and Home issued a joint press release announcing the signing of the Agreement under which Home will acquire Stonegate. Copies of the press release announcing the transaction and certain additional information regarding the Merger are attached as Exhibits 99.1, 99.2 and 99.3 to this Current Report.

As provided in General Instruction B.2 to Form 8-K, the information furnished in Exhibits 99.1, 99.2 and 99.3 to this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

2.1	Agreement and Plan of Merger by and among Home BancShares, Inc., Centennial Bank, and Stonegate Bank, dated March 27, 2017.*

99.1	Press Release, dated March 27, 2017.

99.2	Supplemental materials to Press Release dated March 27, 2017.

99.3	Supplemental materials to Press Release dated March 27, 2017.

*	The disclosure schedules referenced in the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Stonegate hereby agrees to furnish supplementally a copy of any omitted disclosure schedule to the FDIC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Stonegate has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STONEGATE BANK

Date: March 27, 2017	By:	/s/ Sharon Jones
Sharon Jones
Chief Financial Officer